

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28 2014

Via E-mail
Teresa L. Dick
Chief Financial Officer
Viper Energy Partners LP
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re: Viper Energy Partners LP**
> **Registration Statement on Form S-1**
> **Filed August 14, 2014**
> **File No. 333-198129**

Dear Ms. Dick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file all exhibits, including the Form of Underwriting Agreement and the opinions of Akin Gump Strauss Hauer & Feld LLP. In addition, submit the interactive data files required by Item 601(b)(101) of Regulation S-K. Please understand that we will need adequate time to review these materials before effectiveness.

The Partnership Agreement, page 109

Applicable Law; Forum, Venue and Jurisdiction, page 111

2.   We note you disclose that if a person brings certain claims, suits, actions or proceedings and "does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse [you] and [y]our affiliates for all fees, costs and expenses of every kind an description,

including but not limited to all reasonably attorney's fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding." Please provide risk factor disclosure about the impact of this fee shifting provision on investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief